Exhibit 21

SUBSIDIARY LISTING OF PHILLIPS 66 PARTNERS LP
At December 31, 2015

Company Name	Incorporation Location
Phillips 66 Carrier LLC	Delaware
Phillips 66 Partners Finance Corporation	Delaware
Phillips 66 Partners Holdings LLC	Delaware
Phillips 66 Sand Hills LLC	Delaware
Phillips 66 Southern Hills LLC	Delaware